Exhibit 31.3

Aston Bell Certified Public Accountant

Independent Accountant’s Report

131 West 35th Street, 8th Floor New York, NY 10001 Tel. (212) 957-7385 17 Academy Street, Suite 1008 Newark, NJ 07102 Tel. (973) 824-5773

Lehman ABS Corporation, as Depositor

1271 Avenue of the Americas, 40th Floor

New York, New York 10020

U.S. Bank Trust National Association, as Trustee

Corporate Trust Department

100 Wall Street

New York, NY 10005

Re:   Corporate Backed Trust Certificates, Goldman Sachs Capital I

         Securities-Backed Series 2004-6 Trust (the “Trust”)

Ladies and Gentlemen:

We have examined assertions of Lehman ABS Corporation (the “Depositor”) and U.S. Bank Trust National Association, (the “Trustee” and, together with the Depositor, the “Management”) that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Standard Terms for Trust Agreements dated as of January 16, 2001, as supplemented by a series supplement dated as of March 19, 2004 (together, the “Trust Agreement”) in respect of the Corporate Backed Trust Certificates, Goldman Sachs Capital I Securities-Backed Series 2004-6 Trust (the “Trust”), during the period covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2015 (the “Annual Report”). Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on Management’s assertions based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The Depositor is a wholly-owned indirect subsidiary of Lehman Brothers Holdings Inc., which filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on September 15, 2008. On December 6, 2011, the Bankruptcy Court entered an order confirming the Modified Third Amended Chapter 11 Plan of Lehman Brothers Holdings Inc. and its Affiliated Debtors (the “Plan”). And, on March 6, 2012, the Plan became effective and a notice of the Effective Date of the Plan was filed with the Bankruptcy Court. In addition, The Trust assets are held by the Trustee through an account at the Depository Trust Company. No liens, encumbrances, or adverse interests have been placed upon the assets of the Trust.

ASTON BELL, CPA

On November 30, 2015, the Trustee sent a notice (the “Notice”) to holders of Trust Certificates stating that LBHI, as Plan administrator on behalf of Lehman Brothers Special Financing Inc. (“LBSF”), initiated a mediation proceeding with the Trust pursuant to an order of the Bankruptcy Court. The mediation is related to a complaint filed by LBSF against the Trust on September 18, 2015 arising out of a swap transaction between LBSF and the Trust (the “Swap Transaction”). The Notice states that the complaint “seeks a determination, among other things, that LBSF is entitled to a Termination Payment [as defined in the Series Supplement] with respect to any Termination of the Swap Transaction, or alternatively that it is entitled to the Fixed Payments it alleges are due by the Trust.” In the event that an Early Termination Payment or judgment is payable by the Trust to LBSF, the payment may need to be satisfied by the distribution to LBSF of a portion of the underlying securities or the proceeds thereof.

Additionally, the Notice sets forth that prior to any distribution to holders of Trust Certificates, funds held under the Trust Agreement may be used first for payment of the fees and costs incurred or to be incurred by the Trustee in performing its duties, which include compensation for time spent, and the fees and costs of counsel and other agents employed, to pursue remedies, defend claims, or take other actions to protect the interests of the holders of Trust Certificates and the Trust, respectively. The Trustee has advised the Depositor that it intends to file a Trust Instruction Proceeding in Ramsey County, Minnesota, seeking “an order of the Court authorizing and directing the Trustee to use trust property to pay extraordinary fees and expenses that have been incurred by the Trustee in connection with the LBHI bankruptcy proceeding to date and hereafter, including, but not limited to the fees and costs of administering and defending the Litigation.”

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2015.

New York, New York

March 23, 2016

ASTON BELL, CPA

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